Exhibit (c)(6)
DRAFT Confidential Materials Prepared for the Board of Directors of: May 25, 2006 CONFIDENTIAL

Situation Overview
Projected HCA Base Case
Review of Open Market Repurchase Strategy
Review of Leveraged Recapitalization
Overview of a Leveraged Buyout
Appendix

Table of Contents Presentation to Board of Directors of HCA 1. Situation Overview 2. Projected HCA Base Case 3. Review of Open Market Repurchase Strategy 4. Review of Leveraged Recapitalization 5. Overview of a Leveraged Buyout Appendix

Situation Overview

1 Strategic Initiatives Initiative Outcome Invest substantially in the business Address migration of services into the outpatient setting Implemented operations improvement initiatives Continually manage and "prune" portfolio $8.0 billion of capital invested in facilities over the last 5 years Dedicated outpatient division; over $260 million invested in new outpatient centers since 2004 Labor management, patient billing, patient safety and quality, supply chain initiatives, among others Announced divestiture of 10 non-core assets in 2005 Has consolidated [5] hospitals within its markets Over the past years HCA has embarked on multiple strategies to increase the value of the enterprise.... Situation Overview

2 Shareholder Initiatives Initiative Outcome Increased dividend Share repurchases Average dividend increases of 17% over the last 2 years; currently returning approximately $300 million per year to shareholders Beginning in 2004 supplemented open- market programs with aggressive Dutch Auction repurchases Since 2001 approximately $8 billion has been returned to shareholders via repurchases .... and pursued initiatives to leverage its strong cash flow generation to deliver value to shareholders Situation Overview

3 Situation Overview Macro Issues Impacting Industry Same-Store Adjusted Admissions Growth(1) Despite these strategic initiatives HCA like its peers, has been unable to overcome the industry's two key macro trends: sluggish / inconsistent volumes and increased bad debt / uninsured Bad Debt Expense/Uninsured Discounts - Urban Hospitals (1)(2) ____________________ (1) Urban average includes: THC, TRI and UHS. (2) Proforma for uninsured discount adjustments; per company press release.

4 Situation Overview Hospital Peer Analysis Year ended December 31, 2005 In a difficult operating environment, HCA has performed well vs. its urban market peers ____________________ (1) HCA, Triad and Tenet are adjusted for uninsured discount policy. (2) Statistics for acute care segment only. (3) SS Admissions growth shown, SS Adjusted Admissions growth was unavailable.

5 Research Analyst Outlook "Slower volumes, loss of gross charge strategy, managed care pressure, and major bad debt issue, all still characterize the operating environment" - Kenneth R. Weakley - UBS Securities, April 2006 "We don't agree that hospital stocks are particularly "inexpensive". Hospital trends are still weak and we are certainly not willing to call a rebound in secular trends" - Gary Taylor - Banc of America, March 2006 "We believe the sluggish volume is more than just a function of a weak flu and is a continuation of the lackluster industry trends over the past couple of years" - Glen Santangelo - Credit Suisse, April 2006 "Managed care pricing pressure/utilization pressure can be expected to continue...uninsured admissions and self- pay copays will continue to rise...cash flow per adjusted admission likely to be under continuing pressure" - Sheryl Skolnick - CRT Capital Group, 2006 "...Challenging environment for hospitals with continued weak volumes... Interestingly, we note little near-term concern about Medicare, despite the DRG changes, but longer-term concerns about reimbursement" - Adam Feinstein - Lehman Brothers, May 2006 Situation Overview At the same time, the research community has turned increasingly negative on the hospital sector, with no obvious near-term catalyst for an improved sentiment

HCA

Situation Overview

Public Market Valuation

As a result of the public market's focus on these issues, the valuation of HCA and its hospital peers has suffered

Stock Price Performance



150%
125%
100%
75%
50%
1/1/2001
1/29/2002
2/26/2003
3/26/2004
4/23/2005
5/22/2006
Urban(2) +10.5%
HCA (1.3%)
SPX (4.4%)
Rural(3) (5.1%)

Rolling NTM EBITDA Multiple (1)



12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
5.0x
1/1/2001
1/29/2002
2/26/2003
3/26/2004
4/23/2005
5/22/2006
Rural(3) 7.7x
Urban(2) 7.2x
HCA 6.7x

Source: FactSet Research, Wall Street Research, Company Filings.

(1) Rolling NTM EBITDA multiple is calculated as Enterprise Value / Rolling EBITDA for the next twelve months.

(2) Urban hospital composite consists of TRI and UHS, excludes THC.

(3) Rural hospital composite consists of CYH, LPNT and HMA.

6

7 Situation Overview External Growth Opportunities Since the Company's Board meeting on September 22, 2005, HCA with the assistance of Merrill Lynch, has reviewed a wide array of strategic alternatives including "deep dive" reviews on selected opportunities Public Hospital Companies - reviewed all 6 publicly traded hospital companies, as well as the largest private companies Not For Profit Systems - screened for all NFP systems with > $250 million of revenue; ultimately reviewed 35 NFP systems in detail International Opportunities - looked at opportunities in the UK, Europe, India, Mexico Ancillary Business Opportunities - analyzed companies including outpatient, staffing, oncology services On the following pages we provide a summary of the specific transactions which were considered in more detail and the opportunities and issues associated with each The conclusion at the current time is that none of these opportunities are either immediately actionable or generate the earnings accretion necessary to accept the execution risk involved Against this backdrop, HCA has also looked externally for opportunities to increase the value of the enterprise

8 Summary of Strategic Options Considered Public Hospital Companies Not for Profit Opportunities Situation Overview ____________________ Note: Cities listed for the Not for Profit include those where the largest hospitals reside within the system.

9 Summary of Strategic Options Considered (Cont'd) Ancillary Acquisition Opportunities International Opportunities Situation Overview

10 Asset Monetization Opportunities Situation Overview HCA, along with Merrill Lynch, have given preliminary consideration to various monetization alternatives

11 Conclusions HCA is currently operating in a challenging environment: Valuations within the sector are below historic averages and HCA's valuation specifically is below its historic average Sentiment among the research community has turned negative with no clear catalyst for improvement Over the last several years HCA has pursued a number of strategic and financial initiatives aimed at increasing shareholder value Despite these efforts HCA, like its peers, has been unable to overcome the macro trends that are impacting the industry - sluggish / inconsistent volumes and increased bad debt expense Against this backdrop, HCA has also looked externally for opportunities to drive shareholder value Performed exhaustive review of a wide array of potential acquisition opportunities Unable to identify any actionable opportunities that had the right risk / payoff profile - challenged to find the next Health Midwest Given HCA's size, difficult to find transactions that "move the needle" In addition, HCA has preliminarily considered potential spinoffs/divestitures as a means to monetize value within the company Situation Overview

Projected HCA Base Case

12 Projected HCA Base Case Public Market Overview ____________________ Note: Dollars in millions, except per share data. (1) Based on 408mm basic shares outstanding and 19.7 million in-the-money options outstanding with a weighted average exercise price of $32.21. (2) Includes $11.3bn debt and excludes $336mm of cash on the balance sheet as of March 31, 2006. (3) Source: Wall Street research dated April 25, 2006. EPS estimates based on First Call consensus estimates as of May 22, 2006. Includes the effect of FAS 123.

13 Projected HCA Base Case Hospital Public Comparables ____________________ Source: HCA financials based on Wall Street research dated April 25, 2006. Projection s from Wall Street Research. * Tenet has been excluded from summary multiples. (1) Based on fully-diluted share count. (2) EPS estimates and growth rate estimates from First Call as of May 22, 2006.

14 Projected HCA Base Case Financial Summary Key Assumptions Forward Projections Average volume growth of 1.4% annually Average pricing growth of 5.6% annually EPS grows from $3.10 in 2006 to $3.40 in 2009, a 3.2% CAGR Capital expenditures of $1.8 billion in 2006 and 2007 and $1.5 billion thereafter Assumes free cash flow is used to repay debt No additional share repurchases assumed 2.5x Debt / EBITDA at end of 2006, declining to 1.6x by end of year 2009 ____________________ Note: Dollars in millions, except per share data. EBITDA shown encumbered by FAS 123 costs. Amount shown after deducting Minority Interest expense.

15 Projected HCA Base Case Comparison of Projections Model

16 Projected HCA Base Case Summary Credit Statistics Debt to Capitalization Debt to EBITDA

17 Projected HCA Base Case Projected Future Stock Price Based on 1-Year Forward P/E Multiple ____________________ Note: Current 1-Year forward P/E multiple based on Wall Street consensus. (1) Represents the blended 2006 and 2007 P/E multiples. (1)

18 Projected HCA Base Case Conclusions Advantages Considerations Continue stated operational and strategic initiatives Continue to generate significant free cash flow Easily fund capital needs, dividends and still achieve significant deleveraging Maintain significant financial and strategic flexibility Base Case estimates below current Wall Street expectations External execution risks to Base Case Government reimbursement Physician competition Uninsured volume No near term catalysts to drive hospital sector and HCA valuation multiples higher Stock likely to trade in a tight range given lack of growth and industry headwinds Minimal near-term EPS growth: 2006 - 2009 EPS CAGR of 3% Limited actionable acquisition opportunities with the appropriate risk/reward relationship

Review of Open Market Repurchase Strategy

19 Review of Open Market Repurchase Strategy Overview We have analyzed a scenario whereby HCA pursues an aggressive open-market repurchase program - buying shares necessary to maintain total leverage of 2.75x Debt to EBITDA Leverage level assumed necessary to maintain HCA's current credit rating Results in share repurchases of $1.2 billion, $0.8 billion, $1.5 billion and $1.6 billion for the period from 2006 to 2009, respectively Cumulatively acquire approximately 27% of HCA's currently outstanding shares Repurchase price assumed based on forward P/E multiple of 13.0x Open market repurchase strategy results in 11% EPS accretion by 2009 and increases 2006 to 2009 EPS growth rate from 3.2% to 6.8% Summary of Shares Repurchased (1) ____________________ Note: Dollars in millions, except per share data. (1) Based on status quo average diluted shares of 416 million at end of 2006.

20 Review of Open Market Repurchase Strategy Structuring and Impact Pro Forma Debt to Capitalization EPS Impact - Accretion / (Dilution) '06-'09 CAGR 6.8%

21 Review of Open Market Repurchase Strategy Projected Future Stock Price Based on 1-Year Forward P/E Multiple of 13.0x ____________________ Note: Current 1-Year forward P/E multiple based on Wall Street consensus.

22 Review of Open Market Repurchase Strategy Conclusions Advantages Considerations Provides maximum flexibility - able to suspend and calibrate as needed Acquisition activity not curtailed, but would reduce ability to repurchase shares in the future Consistent and predictable commitment to delivering value to shareholders Creates EPS accretion, with modest impact to financial flexibility Leverage impact is modest - ratings likely to remain at current level (Ba2/BB+) Does not substantially change the growth profile of the company Open market programs have not been proven to be a significant catalyst to higher stock prices HCA has repurchased $8 billion in the open market since 2001 and a total of $12.5 billion since 1997 without generating significant multiple expansion Would require renegotiation of bank credit agreement (Debt / Total Capitalization covenant) Credit downgrade is possible if macro trends continue Coupled with new bank agreement, could require secured debt and limitations on dividends, capital expenditures, etc.

Review of Leveraged Recapitalization

Review of Leveraged Recapitalization Observations on Sizing a Share Repurchase We have considered scenarios whereby HCA executes a leveraged share repurchase ranging in size from approximately $2 billion to $6.5 billion A repurchase of this size translates into buying between 10 - 30% of HCA's outstanding shares Would result in pro forma leverage in the range of 3.0 - 4.0x Debt / EBITDA We do not believe that a repurchase at the high end of this range (i.e. $6.5 billion) is feasible Very little precedent: only two companies have successfully attempted to buy > 30% of its equity Would "chase the stock": to achieve a repurchase of this size, HCA would need to pay a significant premium to the current price - likely up to 25% Beyond the technical reasons the execution is not practicable, the merits of a repurchase of this size do warrant the additional risks to HCA The marginal benefit to EPS accretion is very limited due to the increased cost of financing and the premium necessary to repurchase the incremental shares At 4.0x leverage, HCA's valuation / trading multiple would likely be pressured due to the public market's aversion to the increased operating risk inherent in a highly levered situation Accordingly, we have focused our analysis on repurchases ranging in size from $2 billion to $4.5 billion 23

24 Review of Leveraged Recapitalization Sizing the Tender (Dollars in Millions) ____________________ (1) Based on 408mm basic shares outstanding and 11.4 million in-the-money options outstanding with a weighted average exercise price of $25.13. (2) Represents market value of remaining equity (TSM share count less repurchased shares) at projected stock price assuming 12.9x P/E multiple.

25 Review of Leveraged Recapitalization Historical Self-Tender Results Largest Self-Tenders by Total Announced Value Largest Self-Tenders by Announced Percentage of Total Shares Outstanding ____________________ Note: Data from 1997 - YTD, all companies greater than $1 billion in market value of equity. Excludes tenders that were cancelled. (1) Estimated dollar value equals the number of shares announced times the tender offer price for the fixed price self-tender (or the maximum price for a Dutch Auction self- tender).

26 Review of Leveraged Recapitalization Case Study: Affiliated Computer Services - $3.5bn Announced Repurchase Share Price Reaction Transaction Overview On January 26, 2006 Affiliated Computer Services ("ACS") announced the initiation of a modified Dutch Auction Self Tender to repurchase up to $3.5 billion (or 55.5 million shares) of its outstanding common stock Price range of $56.00 to $63.00, represented a (discount)/ premium range of (0.4%) to 12.0%(1) Announced repurchase represented 46.9% of ACS's shares outstanding Tender expired on March 17, 2006 ____________________ (1) Based on an January 25, 2006 closing price of $56.24. 1/26/06: Announced initiation of share repurchase 3/17/06: Announced results of share repurchase Results Results of tender were announced on March 23, 2006 7.4 million shares were tendered at $63.00, or a premium of 12.0% (1) Shares repurchased represented approximately 6.2% of ACS's outstanding common stock ACS missed their targeted share repurchase by 86.7%

27 Review of Leveraged Recapitalization Financing Considerations Key Assumptions Capital Structure We have assumed that HCA would leverage up to 3.0x to 3.5x, all in the senior markets Existing bank debt refinanced/existing senior notes remain outstanding Incremental funds raised through a combination of Term Loan and Sr. Notes financing At 3.5x leverage, senior debt would likely require security in the stock of the subsidiaries ____________________ Note: Dollars in millions.

3.0x Debt/EBITDA 28 Review of Leveraged Recapitalization EPS Accretion Sensitivity to Stock Price - EPS Accretion and Resultant EPS '06-'09 CAGR 4.1% Purchase at $50.00 3.5x Debt/EBITDA EPS Accretion '06-'09 CAGR 4.6% Purchase at $52.00

3.0x Debt/EBITDA 29 Review of Leveraged Recapitalization Capital Structure Impact Debt / Capitalization Debt /EBITDA Base Case (1) 2.5x Base Case (1) 2.5x Base Case (1) 63% Base Case (1) 63% ____________________ (1) Represents projected base case credit statistics as of 12/31/06. 3.5x Debt/EBITDA

30 Review of Leveraged Recapitalization Projected Future Stock Price Based on 1-Year Forward P/E Multiple of 13.0x ____________________ Note: Current 1-Year forward P/E multiple based on Wall Street consensus.

31 Review of Leveraged Recapitalization Advantages Considerations Delivers a significant cash premium to tendering shareholders Approximately $50 Generates EPS and EPS growth rate accretion Communicates management and Board confidence in HCA's cash flow generation capability Execution concerns given size and necessity to pay significant premium at larger deal sizes Limited upside given price required and increased cost of debt financing Risks (to Company and Board) related to operating as a highly levered public company At 3.0x leverage HCA would be vulnerable to a downgrade if operating environment deteriorated Above 3.0x leverage HCA would be downgraded Debt would become secured More restrictive covenants: limits on dividends, capital expenditures, acquisitions, etc. Cost of financing would increase Ability to execute on significant acquisitions curtailed for a period of time Conclusions

Overview of a Leveraged Buyout

32 Overview of a Leveraged Buyout Why Explore an LBO Now? We believe the public markets are not rewarding HCA for the capital it has invested in its markets and the shareholder initiatives it has pursued Considerable free cash flow generation is not being fully valued Access to the public equity markets is no longer critical to HCA HCA is a net buyer of its equity, not a net issuer Limited opportunities to utilize stock as M&A currency Debt markets would continue to be most important capital source for HCA - not impacted by going private Timing is optimal to consider a leveraged buyout As the top tier private equity funds have gotten larger (several over $10 billion) and the debt markets have become more accommodating to leverage, an LBO of HCA is now feasible

LBO Market - Capacity for Large Transactions 33 Both the bank and the bond markets continue to be an attractive source of financing for large leveraged transactions Long-term rates remain low by historical standards Bank market supply drives favorable execution for borrowers These markets have demonstrated their ability to fund large LBO transactions Hertz - $4.8 billion of new bank and bond financing SunGard - $7.1 billion of new bank and bond financing (2) Debt markets continue to favor companies such as HCA which have high asset value and predictable cash flow generation With six private equity funds in excess of $10 billion either currently raised or in the process of being raised, the era of the mega-fund has arrived These fund sizes have prompted financial sponsors to pursue much larger transactions - Hertz - $15.6 billion - SunGard - $11.3 billion There are now a number of sponsors with the ability to commit $1 billion to a transaction Private Equity "Mega Funds" Favorable Leveraged Finance Markets ____________________ (1) For KKR, TPG, Bain and Thomas H. Lee these numbers represent targeted fund sizes. KKR and Carlyle numbers include their European funds. (2) Excludes $375mm secured receivable facility. Overview of a Leveraged Buyout A buyout of HCA would likely require $6 - $7 billion of equity

34 Debt/EBITDA ____________________ Source: Standard & Poor's Quarterly LBO Review - Q1 2006 (for all leveraged buyouts with sub-debt). (1) Merrill Lynch Government 10 Year Index. (2) Spread to Merrill Lynch GA10 Index. Accommodating Debt Capital Markets Overview of a Leveraged Buyout 10-Year Treasury(1) High Yield Spreads(2) Senior Debt/EBITDA US High Yield, B Rated Index US High Yield, BB Rated Index

35 How Would a Transaction be Financed? In addition to the new equity approximately $18 billion of new debt would be issued to fund an LBO of HCA Based on current market conditions, the company could be leveraged up to 6.0x Debt to EBITDA Overview of a Leveraged Buyout Illustrative Sources of Funds

36 What are Private Equity Firms Seeking? Overview of a Leveraged Buyout

37 Driving Value in an LBO Transaction Primary driver of investment returns to the financial sponsors is the use of leverage to minimize the amount of equity committed Financial sponsors tap the target's unused debt capacity and cash flow to leverage the initial equity investment For example, an LBO of HCA would replace $20+ billion of market equity with approximately $6 - $7 billion of private financial sponsor and insider equity Replacing high cost equity with low cost debt drives increased returns Through a combination of de-leveraging and EBITDA growth, the value of the initial equity grows across the investment period By operating as a private company, the LBO target is able to rationalize portfolio and pursue initiatives without the public market scrutiny and focus on quarter-to-quarter results The financial sponsors realize liquidity events through three primary methods Dividends - take advantage of debt capacity created through operating cashflow and divestitures Sale of company - sale to a strategic or financial buyer Initial public offering - typically involves the sale of a combination of primary shares (proceeds to company) and secondary shares (proceeds to financial sponsors) Financial sponsors will continue to liquidate over time through a series of secondary offerings and "block trades" Overview of a Leveraged Buyout

Summary ABC Corp Capital Structure 38 Structuring an LBO - Illustrative Example ABC Corp 5 Year Projections Model To demonstrate how LBOs are structured and the impact of leverage on the financial sponsor's return on capital, we have modeled the LBO of an illustrative company (ABC Corporation) We have assumed ABC has the following capital structure and projections model For analytical purposes we have assumed the LBO is closed on December 31, 2006 Overview of a Leveraged Buyout

39 Structuring the LBO (cont'd) Assumptions Sources Uses ABC Corp is taken private at a total purchase price of $7,500mm Assumes an LTM EBITDA multiple of 7.5x Transaction is leveraged up to 6.0x Debt / EBITDA Existing senior notes are not refinanced in conjunction with the transaction Total equity requirement of $1,600 mm is comprised of the following: Financial sponsor contribution of $1,350 mm (18% of "sources") Management and insiders invest $250mm (3% of "sources") Overview of a Leveraged Buyout

40 Structuring the LBO (cont'd) Debt / EBITDA Capital Structure and Ratios Overview of a Leveraged Buyout

41 Structuring the LBO (cont'd) Illustrative Returns Equity Returns Overview of a Leveraged Buyout Entry Multiple

Conclusions Advantages Considerations 42 Potential to deliver a multiple in excess of recent market valuations and HCA's historical average Avoid public company distraction of quarter-to- quarter earnings expectations Concentration of ownership in 3-4 equity holder hands Key decision-making will involve management and 3-4 significant shareholders Company would be operating in a highly levered situation (6.0x Debt / EBITDA) Senior / bank debt becomes secured Capital and other expenditures could be constrained Ability to execute on significant acquisitions is impacted for a period of time Overview of a Leveraged Buyout

Appendix

43 Appendix Case Study: HCA Tender Offers 2005 Tender Offer 2004 Tender Offer On October 13, 2005, in conjunction with pre-release of Q3 earnings, HCA announced the initiation of a Dutch Auction Self Tender to repurchase up to $2.5 Billion (or 50 million shares) of its outstanding common stock Price range of $43.00 to $50.00, representing a (discount) / premium range of (7.9%) to 7.1% (2) Represents approximately 12% of HCA's outstanding common stock Tender expired on November 14, 2005 Final results: ~29mm shares repurchased, priced at $50.00 with a 7.1% premium to announcement Only 57.5% of targeted share repurchased was completed ____________________ (1) Based on an October 12, 2004 closing price of $37.37 per share. (2) Based on an October 12, 2005 closing price of $46.69 per share. 10/13/05: Announced initiation of share repurchase 11/14/05: Expiration of Tender On October 13, 2004 HCA announced the initiation of a Dutch Auction Self Tender to repurchase up to $2.5 Billion (or 61 million shares) of its outstanding common stock Price range of $35.00 to $41.00, representing a (discount) / premium range of (6.3%) to 9.7% (1) Represents approximately 13% of HCA's outstanding common stock Tender expired on November 10, 2004 Final results: ~62mm shares repurchased, priced at $39.75 with a 6.4% premium to announcement 101.7% of targeted share repurchase amount was repurchased 10/13/04: Announced initiation of share repurchase 11/10/04: Expiration of Tender Stock Price Performance

Historical Premiums Paid Appendix 44 Global Premiums - All Deals(1) 2001-2005 Premium Paid by Deal Size(1)(2) 233 327 59 32 11 # of Deals Average Premiums 1998 - 2001: 31% 2002 - 2005: 24% ____________________ (1) Source: Datastream, SDC data, Company filings and press releases. (2) Excludes outliers.

45 Appendix ____________________ Source: SDC. Excludes withdrawn and contested transactions. Premiums Paid: LBOs Above $3.0 Billion Since 2001 Mean premiums to the 1 month average price have been approximately 19% since 2001

46 Appendix Historical Self-Tender Results ____________________ Note: Data from 1997 - YTD, all companies greater than $1 billion in market value of equity. Excludes tenders that were cancelled. (1) Estimated dollar value equals the number of shares announced times the tender offer price for the fixed price self-tender (or the maximum price for a Dutch Auction self- tender).

47 Transaction Overview Key Takeaways On September 12, 2005, Clayton, Dubilier & Rice, The Carlyle Group and Merrill Lynch Global Private Equity (the "Consortium") announced the $15.1 billion acquisition of Hertz Corporation ("Hertz") from the Ford Motor Company. The transaction value represented a 5.5x multiple of LTM September 30, 2005 EBITDA of approximately $2.8 billion The consortium put together a successful bid/financing package to outbid another consortium of leading private equity firms Ford had considered selling shares of Hertz in an IPO before accepting the Consortium's takeover bid Largest Leveraged Buyout since KKR acquired RJR Nabisco Inc. in 1989 Merrill Lynch participated as joint-lead private equity investor, joint M&A advisor and joint-lead arranger/joint bookrunner of the financing Large equity commitment can be raised with a consortium of private equity investors Financing markets had an appetite for this kind of transaction and size of transaction Case Study: $15.1 Billion Leveraged Buyout of Hertz Highlights Hertz is recognized as the leading brand in the $25+ billion global auto rental industry Superior customer service and a history of industry innovation Seasoned management team Hertz provides a platform for further growth initiatives Ford will receive proceeds of $4.4 billion Ford had owned all of Hertz since 2001 when it paid $107 million to buy back the 18.5% stake it had sold to the public four years earlier Joint Bookrunner on $9.8 billion Asset Backed Financing Joint Bookrunner on $3.1 billion High Yield Notes Joint Bookrunner on $2.1 billion Senior Credit Facility Joint Lead M&A Advisor $15,095,000,000 On Acquisition of Hertz Corporation September 2005 Appendix

48 Disclaimer Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients. This proposal is confidential, for your private use only, and may not be shared with others (other than your advisors) without Merrill Lynch's written permission, except that you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the proposal and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For purposes of the preceding sentence, tax refers to U.S. federal and state tax. This proposal is for discussion purposes only. Merrill Lynch is not an expert on, and does not render opinions regarding, legal, accounting, regulatory or tax matters. You should consult with your advisors concerning these matters before undertaking the proposed transaction.